UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-36896

 ________________________________

JMU LIMITED

 ________________________________

2/F, No. 608, Macau Road
Putuo District, Shanghai 20060
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unaudited Balance Sheet of the Company as of July 31, 2019

JMU Limited (“JMU” or the “Company”) reported its unaudited balance sheet as of July 31, 2019, which reflected the divestment of the Company’s food supply chain business completed on July 22, 2019 as follows.

JMU LIMITED

FORMERLY KNOWN AS WOWO LIMITED

CONSOLIDATED BALANCE SHEETS

As of July 31, 2019
US$

Current assets:
Cash and cash equivalents	122,279
Accounts receivable, net	150,000
Inventories, net	-
Amounts due from related parties	1,000,000
Deferred tax assets-current	-
Prepaid expenses and other current assets	10,607
Total current assets	1,282,886

Non-current assets:
Property and equipment, net	-
Intangible assets	1,200,000
Long-term equity investment	-
Goodwill	5,645,603
Deferred tax assets-non current	-
Other non-current assets	-
Total non-current assets	6,845,603

TOTAL ASSETS	8,128,489

Current liabilities:
Short-term bank borrowing	-
Accounts and notes payable	-
Advance from customer	30,000
Amounts due to related parties	-
Accrued expenses and other current liabilities	551,817
Tax payable	-
Total current liabilities	581,817

Non-current Liabilities:
Other non-current liabilities	-
Deferred tax liabilities	-
Amounts due to related parties	-
Total non-current liabilities	-

TOTAL LIABILITIES	581,817

Stockholders’ equity:
Common shares	21,095
Additional paid-in capital	637,526,504
Accumulated deficit	(630,003,196)
Accumulated other comprehensive loss	2,269
Total stockholders’ equity:	7,546,672

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,128,489

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMU Limited

	By:	/s/ Frank Zhigang Zhao
	Name:	Frank Zhigang Zhao
	Title:	Chief Financial Officer

Date: August 22, 2019